

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Peter Bilitsch
Chief Executive Officer
Mobiv Acquisition Corp
850 Library Avenue, Suite 204
Newark, DE 19711

      Re: Mobiv Acquisition Corp
          Amendment No. 1 to Registration Statement on Form S-1
          Filed July 5, 2022
          File No. 333-265353

Dear Mr. Bilitsch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 5, 2022

Risk Factors
If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates..., page 48

1. We note disclosure in your risk factor on page 54 that your sponsor, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Exclusive forum for certain lawsuits, page 177

2.   We note that the disclosure states that the exclusive forum provision in your certificate of incorporation will not apply to actions brought under the Securities Act. However, section 12.1 of the amended and restated certificate of incorporation filed as Exhibit 3.2 states "the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933." Please note that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please reconcile or advise.

     You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Debbie Klis